Exhibit 99.1

FOR IMMEDIATE RELEASE

GOLD ROYALTY CORP. Notes SIGNIFICANT INCREASE IN GOLD ResourceS at Beaufor Property

Vancouver, British Columbia – July 29, 2021 – Gold Royalty Corp. (“Gold Royalty” or the “Company”) (NYSE American: GROY) is pleased to announce that Monarch Mining Corporation (“Monarch”) (TSX: GBAR) (OTCQX: GBARF) has disclosed an updated Mineral Resource estimate at the Beaufor Mine gold project in Quebec, Canada. As announced on July 23, 2021, Gold Royalty has entered into an agreement to acquire a 1% NSR Royalty on the Beaufor property as well as a C$2.50 per tonne royalty on the Beacon Mill which will process the material mined from Beaufor.

Highlights from Monarch’s July 28, 2021 Press Release:

●	Beaufor Mine gold project now has an estimated Measured Mineral Resource of 328,500 tonnes grading at 5.7 g/t Au for a total of 59,900 ounces of gold and an estimated Indicated Mineral Resource of 956,400 tonnes grading at 5.2 g/t Au for a total of 159,300 ounces, which equates to a 136% increase as compared to the prior Mineral Resource estimate disclosed by Monarch.

●	Inferred resource estimate of 818,900 tonnes grading 4.7 g/t Au for a total of 122,500 ounces, a 307% increase versus the prior Mineral Resource estimate disclosed by Monarch.

●	Approximately 24,700 metres of the ongoing 42,500 metre diamond drilling program are not included in the updated Mineral Resource estimate.

David Garofalo, CEO, President, and Chairman of Gold Royalty stated: “We are encouraged by the progress Jean-Marc Lacoste and the strong technical team at Monarch are making at Beaufor. The significant increase in the Mineral Resource estimate supports our recently announced transaction and highlights the future potential of the asset. With four drills currently active on the property as part of Monarch’s 42,500-metre drill program, we look forward to future positive updates at the Beaufor property as they strive to meet their disclosed goal of reopening the mine by June 2022.”

For further information regarding the proposed acquisition, please see the Company’s press release dated July 23, 2021.

About Gold Royalty Corp.

Gold Royalty Corp. is a gold-focused royalty company offering creative financing solutions to the metals and mining industry. Its mission is to acquire royalties, streams and similar interests at varying stages of the mine life cycle to build a balanced portfolio offering near, medium and longer-term attractive returns for its investors. Gold Royalty’s diversified portfolio currently consists of net smelter return royalties on gold properties located in the Americas.

About Monarch Mining Corp.

Monarch Mining Corporation (TSX: GBAR) is a fully integrated mining company that owns four advanced projects, including the fully permitted past-producing Beaufor Mine, which has produced more than 1 million ounces of gold over the last 30 years. Other advanced assets include the Croinor Gold, McKenzie Break and Swanson properties, all located near Monarch’s wholly owned and fully permitted Beacon 750 tpd mill. Monarch owns 28,702 hectares (287 km2) of mining assets in the prolific Abitibi mining camp.

For additional information, please contact:

Gold Royalty Corp.

Telephone: (833) 396-3066

Email: info@goldroyalty.com

Qualified Person

Alastair Still, P.Geo., Director of Technical Services of the Company, is a “qualified person” as such term is defined under National Instrument 43-101, and has reviewed and approved the technical information disclosed in this news release.

Technical Information

The information herein regarding the Beaufor Mine has been derived from Monarch’s press release date July 28,2021. For further information on the project, please refer to such press release as well as the other disclosure documents of Monarch that are available under its profile at www.sedar.com.

There is no certainty that any part of the Mineral Resources estimated will be converted into a Mineral Reserves estimate. The Mineral Resource estimates disclosed herein have been prepared by the Company in accordance with Canadian National Instrument 43-101 (“NI 43-101”). NI 43-101 differs significantly from the disclosure requirements of the United States Securities and Exchange Commission (“SEC”) generally applicable to U.S. companies subject to the SEC’s disclosure requirements. For example, the terms “Indicated Mineral Resource” and “Inferred Mineral Resource” are defined in NI 43-101 by reference to the guidelines set out in the CIM Definition Standards on Mineral Resources and Mineral Reserves. These definitions differ from the definitions in the disclosure requirements promulgated by the SEC. Accordingly, information contained herein or in the Company’s descriptions of its projects may not be comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

Cautionary Statement on Forward-Looking Information:

Certain of the information contained in this news release constitutes ‘forward-looking information’ and ‘forward-looking statements’ within the meaning of applicable Canadian and U.S. securities laws (“forward-looking statements”) and involve known and unknown risks, uncertainties and other factors that may cause Gold Royalty’s actual results, performance and achievements to be materially different from the results, performance or achievements expressed or implied therein. Such forward-looking statements, including but not limited to statements relating to: the anticipated completion of the proposed acquisition of royalties on Monarch’s properties and the expected benefits thereof; , the proposed advancement of properties underlying the Company’s royalty interests, including interests to be acquired; expectations regarding the properties underlying the royalty interests to be acquired; and the Company’s future growth plans, involve risks, uncertainties and other factors which may cause the actual results to be materially different from those expressed or implied by such forward-looking statements. Such factors include, among others, any inability to satisfy the conditions under the proposed acquisitions;; any inability to satisfy the other conditions to such completion or to realize the benefits of the proposed transaction, any inability of the operators of the properties underlying the Company’s royalty interests, including those to be acquired, to execute proposed plans for such properties and the ability of the Company to carry out its growth plans and other factors set forth in the Company’s publicly filed documents under its profiles at www.sedar.com and www.sec.gov. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements, except in accordance with applicable securities laws.